March 14, 2006

Direct dial: 214.745.5788
cstamets@winstead.com

Ms. April M. Sifford

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

RE:	Chesapeake Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed March 9, 2005

File No. 1-13726

Supplemental response filed December 22, 2005
Supplemental response filed January 31, 2006

Dear Ms. Sifford:

This letter sets forth the response of Chesapeake Energy Corporation to the comment letter dated February 28, 2006 of the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The comment letter relates to the staff’s review of Chesapeake’s annual report on Form 10-K for the year ended December 31, 2004, the company’s supplemental response by letter dated January 31, 2006 and a telephone conference call held with the staff on February 22, 2006.

By way of background, Chesapeake and the staff have agreed that Chesapeake may proceed on a prospective basis to comply with all nine of the staff’s comments in its initial review letter dated December 8, 2005. The staff had no further comment on the responses proposed by Chesapeake in its letter dated December 22, 2005 with respect to comments 3 through 9. The company’s proposed changes responsive to comments 1 and 2 were enclosed with its letter dated January 31, 2006.

For the convenience of the staff, we have repeated below, in bold, the comments of the staff in the February 28, 2006 letter, followed by the company’s response.

Securities and Exchange Commission

March 14, 2006

Form 10-K for the Fiscal Year Ended December 31, 2004

Business, page 2

Proved Reserves, page 8

1.

We have reviewed your proposed changes in response to comment one of our letter dated January 17, 2006. As discussed in the conference call held on February 22, 2006, we note your proposed marked changes on the first and third pages do not include a reconciliation of your disclosed non-GAAP measures of PV-10 and estimated future net revenue to the standardized measure, as calculated and disclosed in accordance with SFAS 69. At a minimum, we believe the footnotes to the tables presented on the first and third pages of the marked changes to disclosure should explicitly state that income taxes are the only reconciling item and such tax amounts should be quantified in the footnote.

Response. The company’s 2005 Form 10-K disclosure will provide the following footnote disclosure responsive to this comment:

Estimated future net revenue and the present value thereof differ from future net cash flows and the standardized measure thereof only because the former do not include the effects of future income tax expenses ($6.97 billion as of December 31, 2005).

2.

We also note the disclosure of estimated future net cash flows presented in footnote (d) of the SFAS 69 proposed marked changes in response to comment one of our letter dated January 17, 2006. As the disclosure is not in accordance with GAAP, please remove the measure from the proposed changes to your financial statement footnotes.

Response. The SFAS 69 note to the company’s consolidated financial statements included in its 2005 Form 10-K will not contain disclosure of PV-10 (discounted estimated future net cash flows before income tax expense).

3.

As a follow up to our discussion held on February 22, 2006, we would not object to presenting a reconciliation of your PV-1 0 disclosures by operating area in total, as the most directly comparable GAAP measure is the standardized measure, as defined by SFAS 69, which is presented and disclosed in total for all proved oil and gas reserves.

Response. Noted

Securities and Exchange Commission

March 14, 2006

4.

Additionally, we understand from your response to comment one of our letter dated January 17, 2006 and the discussion held on February 22, 2006 that you intend to disclose similar PV-10 non-GAAP financial measures based on interim financial statements or in conjunction with acquired properties. If a reconciliation of the PV-10 disclosure cannot be made in such cases, the staff believes the following items should be clearly disclosed and presented:

•	A statement that PV-l0 is different from the standardized measure as calculated in accordance with GAAP;
•	A statement that the standardized measure is not calculated on an interim basis;
•	An explanation that income taxes are the only difference between PV-l0 and the standardized measure; and
•	A discussion as to why it is not practicable to calculate the taxes for the related interim periods and/or at the date of the related press releases.

Response. Noted

Should any member of the staff have any questions regarding this response, or need additional information, please do not hesitate to call me at (214) 745-5788, or you may contact Marc Rowland, Chesapeake’s Chief Financial Officer, at (405) 879-9232 or Mike Johnson, Chesapeake’s Chief Accounting Officer, at (405) 879-9229.

Very truly yours,
/s/ Connie S. Stamets
Connie S. Stamets

cc:	Ms. Shannon Buskirk (staff courtesy copy)

Marcus C. Rowland